Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

SEC Mail Processing
Section

MAY 0 6 2008

Washington, DC
110

29 April 2008

08002534

SEC Mail Processing
Section

MAR 06 2008

Washington, DC
111

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
MAY 2 0 2008
THOMSON REUTERS

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2008

QUARTER SUMMARY

- Total revenue for the quarter was A$10.75 million on sales of 104,159 barrels.
- Cash at the end of the quarter was A$11.15 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.9 million.
- Cobra -1 began drilling on 25 January 2008, and experienced difficulties in the near surface section that required respudding the well. Subsequent to the end of the quarter, the well was drilling ahead

Indonesia

- Quarterly revenue from the Oyong field was A$8.85 million.
- Production from the field continued at an average rate for the quarter of around 8000 barrels of oil per day.
- Oyong Phase 2 gas development progressed during the quarter, with line pipe manufactured and pipe coating begun. Contracts have been awarded for construction of onshore facilities at Grati and for offshore pipeline installation.

New Zealand

- Significant milestones were achieved in the development of the Maari field, with the platform reaching New Zealand on the heavy lift vessel Blue Marlin, and the FPSO Raroa arriving in Wellington, New Zealand.

  Installation of anchor piles, FPSO mooring buoy and mid arch buoy was completed on the field and laying of flowlines was begun.

Australia

- Acquisition of a 3660km 2D seismic survey began, in Bass Basin permits T/37P and T/38P. The survey was completed on 18 April 2008.
- Subsequent to the end of the quarter, MEO completed acquisition of 2D seismic in WA-359-P.
- Subsequent to the end of the quarter, Cue accepted the WA designated authority's offer to grant an exploration permit over offshore bid area W07-16 in the Carnarvon Basin of Western Australia.

1. **PRODUCTION**

- **PAPUA NEW GUINEA**

PDL 3 – SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646% interest)
Operator: Oil Search

The SE Gobe field production rate for the calendar year to date, averaged approximately 5,700 barrels of oil per day (Cue's share approximately 180 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe field was A$1.9 million and equated to 17,792 barrels.

Cue did not have any hedging arrangements in place during the quarter.

- **INDONESIA**

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Field

Cue's oil production revenue received during the quarter from the Oyong field was A$8.85 million and equated to 86,367 barrels.

The average production rate for the field for the quarter was approximately 8000 barrels of oil per day.

Cue did not have any hedging arrangements in place.

Oyong Gas Phase

Manufacture of the 14 inch offshore gas line pipe is complete and pipe coating is beginning. A contract for pipeline installation is expected to be awarded shortly.

A contract has been awarded for construction of the onshore gas processing facilities at Grati. First gas production is expected in the third quarter of 2009.

The capital cost of the gas development phase has increased in line with the general cost increases being experienced by the petroleum industry and the development is now expected to cost approximately US$117 million, with Cue's share being US$17.5 million.

2. DEVELOPMENT ACTIVITY

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin – New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

- **Well Head Platform**

The well head platform has been transported to New Zealand on the heavy lift vessel "Blue Marlin" and floated off in Admiralty Bay. The platform was towed to location and installed on the Maari field on 25 April 2008.

The platform cost is now presently expected to be approximately US$520 million excluding contingency, with Cue's share being approximately US$26 million.



Maari platform on heavy lift vessel in Admiralty Bay, New Zealand



Maari platform jacking up on location

- **FPSO**

The FPSO arrived in Wellington Harbour on 26 April 2008 and will move to the Maari location in early May.

- **Installation**

The Acergy installation vessel Toisa Proteus has installed the anchor piles, FPSO connecting buoy and mid arch buoy at the Maari location and is laying the flow lines that will connect the platform to the FPSO.

- **Development Drilling**

Development drilling of the five oil producing wells and three water injection wells will be undertaken by the ENSCO 107 jack up rig which is currently

drilling for Origin Energy in New Zealand. The rig is expected to be available in mid year.

First oil, assuming no unexpected weather delays, is expected in September 2008 with oil production planned to increase as each development well is drilled, ahead of peak production around the end of the first quarter 2009 of approximately 35,000 barrels of oil per day.



FPSO Raroa arriving at Wellington Harbour, New Zealand

3. EXPLORATION AND APPRAISAL ACTIVITES

- **PAPUA NEW GUINEA**

PDL 3 – Papuan Basin, PNG (5.568892% interest)
Operator: Santos

No exploration activity took place during the quarter.

PPL 190 – Papuan Basin, PNG (10.947% interest)
Operator: Oil Search

Cobra -1 spudded on 25 January 2008. Geological complexity in the near surface hole caused drilling difficulties and respudding of the well as Cobra -1A. Mechanical problems with the rig top drive caused further delays. Eleven and three quarter inch casing has been successfully run to 1152 metres and the well is drilling ahead toward a total depth of 3100 metres.

The estimated cost of Cue's share of Cobra -1 is now US$5.5 million.

Cobra -1A is testing a seismically defined sub thrust prospect on trend with the Bilip -1 oil discovery and the SE Gobe field and, as such, should be considered higher risk, but potentially higher reward, with a mid case recoverable oil potential of 30-40 million barrels (Cue share 3.3 – 4.4 million barrels) in an unrisked case.

PRL -8 – Papuan Basin, PNG (10.72% interest)
Operator: Oil Search

The infill 2D seismic data over the Kimu field has been processed and is being integrated into a new interpretation of the field.

PRL -9 – Papuan Basin, PNG (14.894% interest)
Operator: Santos

Initial preparations have been made to drill Barikewa -3. However, the well has been delayed potentially to mid 2009, as the PNG authorities have not yet renewed the Petroleum Retention License.

- **INDONESIA**

Sampang PSC – Madura Strait, East Java, Indonesia (15% interest), (Jeruk interest 8.181818%)
Operator: Santos

Wortel

The new infill 2D seismic data has been processed and is being integrated into the interpretation of the field.

Jeruk

No activity.

- **AUSTRALIA**

AC/RL -7 – Timor Sea (Cue interest 20%)
Operator: Coogee Resources

No exploration activity took place during the quarter.

Carnarvon Basin
EP 363 Carnarvon Basin – Western Australia (10% participation option)
Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Acquisition of the remaining portion of the 2D seismic survey was completed on 8 April 2008.

WA-360-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Processing of the 200 square kilometres of new 3D seismic data continued during the quarter.

WA-361-P Carnarvon Basin – Western Australia (20% interest)
Operator: MEO Australia Limited

Processing of the 50 square kilometres of new 3D seismic data and reprocessing of approximately 600 square kilometres of the existing Rosie 3D seismic survey began and was ongoing during the quarter.

Reprocessing by MEO of the Rosie 3D survey originally acquired by Western Mining in 1997, which covered the majority of the Zeus feature has confirmed the presence of AVO (amplitude variation with offset) responses indicative of gas in the Legendre formation sandstones within the Zeus stratigraphic trap. The Legendre sandstones are the primary gas charged reservoir in the Perseus gasfield, which lies a few kilometres southeast of WA-361-P.

Farminee MEO Australia Limited has executed a letter of award with Australian Drilling Associates and Songa Offshore Pte. Ltd to secure the semi-submersible drilling rig, Songa Venus for the drilling of the Zeus prospect in WA-361-P late in 2008.

WA-389-P Carnarvon Basin – Western Australia (100% interest)
Operator: Cue Energy Resources Limited

Ongoing interpretation of the existing seismic data has revealed several encouraging structural leads. These are being further analysed ahead of the acquisition of 350 square kilometres of new 3D seismic data in the third quarter of 2008.

W07-16 – Western Australia (100% interest)
Operator: Cue Energy Resources Limited

Cue has been offered, and has accepted, the grant of a permit over offshore bid area W07-16 in the Carnarvon. Cue will have 50% interest with Gascorp Australia Pty Ltd holding the other 50% interest.

W07-16 lies between Cue's existing permits WA-359-P and WA-389-P and contains leads that will be the focus of ongoing exploration both in W07-16 and the adjacent permits.

Bass Basin

T/37P Bass Basin – Tasmania (50% interest)

Operator: Cue Energy Resources Limited

Acquisition of 3000 kilometres of new 2D seismic data was completed on 18 April 2008. The data provides a closely spaced 1km x 1km grid over an area of sparse existing seismic coverage, where several structural leads have been identified. The data is being processed and should be available for interpretation in mid July 2008.

T/38P Bass Basin – Tasmania (50% interest)

Operator: Cue Energy Resources Limited

660km of new 2D seismic data was acquired in the permit in conjunction with the T/37P survey. The data covers several prospects and leads in the north east of the permit and will be processed and interpreted in conjunction with T/37P data.

4. CORPORATE

We do not presently expect that the various project cost increases will require Cue needing to raise additional capital in the near term.

5. PERSONNEL

We are pleased that Terry White joined Cue as Exploration Manager on 28 April 2008. Terry has considerable past petroleum exploration experience with Exxon Mobil, BHP Billiton and Santos.

By Order of the Board

Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	31 March 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 9 months $A'000
1.1	Receipts from product sales and related debtors	10,746	18,123
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(3,349)	(5,465)
	(b) development	(7,405)	(13,852)
	(c) production	(1,080)	(2,782)
	(d) administration	(339)	(1,420)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	80	297
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	(1,608)
1.7	Other (loan drawdown, refer 3.1 (i))	3,961	9,482
	Net Operating Cash Flows	2,614	2,775
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(18)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	(18)
1.13	Total operating and investing cash flows (carried forward)	2,614	2,757

1.13	Total operating and investing cash flows (brought forward)	2,614	2,757
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	2,614	2,757
1.20	Cash at beginning of quarter/year to date	9,075	9,104
1.21	Exchange rate adjustments to item 1.20	(537)	(709)
1.22	**Cash at end of quarter**	11,152	11,152

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	25
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	21,739	10,222
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	4,876
4.2	Development	9,613
	Total	**14,489**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	91	44
5.2	Deposits at call	11,061	9,031
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	11,152	9,075

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,033,336 1,033,332 1,033,435	-	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/08 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 29 April 2008
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 MARCH 2008

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
(ii)T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	20.00
WA-389-P	Cue Energy Resources Limited	100.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00

(i)Economic interest in the Jeruk field 8.181818

(ii)Working interest in Spikey Beach block 10.00

END